November 28, 2018

K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Blvd.
Suite 1900 North Tower
Irving, Texas 75039

       Re: DynaResource, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 000-30371

Dear Mr. Diepholz:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 1. Nature of Activities and Significant Accounting Policies
Property
Design, Construction and Development Costs, page 57

1. We note your disclosure that since the company has not established proven and probable reserves, the costs incurred for the properties' design, construction and development are expensed as incurred. This appears to be inconsistent with your disclosure on page 42 which appears to indicate that approximately $1,273,000 of costs for the pilot mill facility were capitalized. In addition, it appears that approximately $935,000 of similar costs were capitalized for nine months ended September 30, 2018. Please tell us your basis for capitalizing these costs considering that none of your properties contain resources that satisfy the definition of proven and probable reserves. K.W. Diepholz
DynaResource, Inc.
November 28, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at
(202) 551-3398
if you have questions regarding our comment.



                                                          Sincerely,
FirstName LastNameK.W. Diepholz
                                                          Division of
Corporation Finance
Comapany NameDynaResource, Inc.
                                                          Office of Beverages,
Apparel and
November 28, 2018 Page 2                                  Mining
FirstName LastName